Exhibit C-4
Ottawa, May 13, 2005
2005-035
Minister of Finance Outlines Fiscal Impact of Recent Government of Canada Initiatives
Minister of Finance Ralph Goodale today released an accounting of the fiscal impact of all Government of Canada initiatives announced since the budget was tabled on February 23, 2005. These total $9 billion over five years.
“There is no doubt that we remain on track to achieve balanced budgets or better each and every year and to reduce the federal debt as a share of the economy to 25 per cent by 2014–15, as indicated in the last budget,” said Minister Goodale. “This commitment is backed by $28.5 billion in contingency reserves and economic prudence over the next five years.”
The initiatives announced in recent weeks, some of which overlap and some of which were funded in Budget 2005, are as follows:
•	$4.5 billion over the next two years related to initiatives in Bill C-48 for post-secondary education and training, affordable housing, the environment and foreign aid.

•	$5.7 billion for a number of shared initiatives with the Province of Ontario over the next five years. Some of these initiatives are covered by Bill C-48 or by funds set aside in Budget 2005.

•	$350 million in lower airport rents until 2009–10. Over the lifespan of the rental agreements (most of which have remaining terms of about 50 years), Canadian airports will pay $8 billion less.

•	$618 million over the next five years for other initiatives outlined in the table below.
The total cost of the above measures is $11.2 billion. However, $2.2 billion of this amount was funded in Budget 2005 or represents the overlap between Bill C-48 and the Ontario agreement. As a result, the net fiscal cost of these measures is $9.0 billion.
Measures outlined in Bill C-48 will be funded from any budgetary surplus that exceeds $2 billion in this fiscal year and the next. Other new spending commitments will be funded through the use of economic prudence, where appropriate, as well as the reallocation from existing programs, or increased revenues should they materialize.
The table below provides a detailed breakdown of the fiscal impact of these measures over the next five years.
In releasing this information, Mr. Goodale said, “It is important that Canadians have an accurate understanding of the impact of recent decisions on the financial position of the Government of Canada.”

For further information, media may contact:

Pat Breton	David Gamble
Press Secretary	Public Affairs and Operations Division
Office of the Minister of Finance	(613) 996-8080
(613) 996-7861

Initiatives Announced Since the 2005 Budget

	2005-06	2006-07	2007-08	2008-09	2009-10	Total
			($ millions)
Bill C-48
Post-Secondary Education and Training	750	750				1,500
Affordable Housing	800	800				1,600
Environment and Energy Efficiency for Low-Income Housing	450	450				900
Foreign Aid	250	250				500

Total	2,250	2,250				4,500

Canada-Ontario Agreement
Higher Education	200	200	350	400	400	1,550
Housing and Infrastructure	150	150	100	100	100	600
Cities	149	149				298
Labour Market Development Agreement and Immigration	80	300	400	560	634	1,974
Climate Change		40	140	158	200	538
Corporate Tax and Meat Inspection	10	80	350	250	100	790

Total	589	919	1,340	1,468	1,434	5,750

Airport Rents Reduction		48	72	97	132	349

Other
Wage Earner Protection Program	32	32	32	32	32	160
Canadian Museum for Human Rights	10	10	10	20	20	70
Prince Rupert Port Upgrade	10	20				30
Global Centre for Pluralism	30					30
International Fishing Governance	6	7	7			20
Quebec City 400th Anniversary Celebrations	11	34	45	19		110
Measures to Aid Darfur	120	78				198

Total	219	181	94	71	52	618

Total	3,058	3,399	1,506	1,636	1,618	11,217

Less
Funding Included in 2005 Budget	(130)	(171)	(231)	(277)	(348)	(1,157)
Overlap With Bill C-48*	(499)	(499)	—	—	—	(998)

Total	(629)	(670)	(231)	(277)	(348)	(2,155)

Net Fiscal Cost of New Initiatives**	2,429	2,728	1,275	1,359	1,270	9,062

*	Measures for post-secondary education, housing and cities.

**	Funding for agricultural sector of $1 billion and for mountain pine beetle of $100 million (funded in the 2005 budget) accounted for in 2004-05.

Note: The financial support for C Series commercial aircraft program of up to $350 million was provided for in the 2005 budget.